# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MUELLER PAUL CO, CIK 0000068726
CUSIP: 624752101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1600 W PHELPS ST, P O BOX 828, SPRINGFIELD, Missouri (MO), 65802
Date of event which requires filing of this statement: 12/31/2025
Filed by CIK 0001731240

## Reporting persons
- astbury kenneth alan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 71,700; shared voting power 0; sole dispositive power 71,700; shared dispositive power 0; aggregate amount beneficially owned 71,700 (8% of the class)

## Item 1. Issuer
Name of issuer: MUELLER PAUL CO
Address of issuer's principal executive offices: 1600 W PHELPS ST, P O BOX 828, SPRINGFIELD, MISSOURI, 65802

## Item 2. Person Filing
Name of person filing: Kenneth Alan Astbury
Address of principal business office or, if none, residence:
130 The Village Unit 104
Redondo Beach, CA 90277
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 71700
Percent of class: 7.98 %
Sole power to vote or to direct the vote: 71700
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 71700
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Signatures
- astbury kenneth alan: astbury kenneth alan, Reporting Person (02/02/2026)